UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 9)


                    ELECTRO SCIENTIFIC INDUSTRIES INC. (ESIO)
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)

                                    285229100
                                 (CUSIP Number)

                                David Nierenberg
                               The D3 Family Funds
                               19605 NE 8th Street
                                 Camas, WA 98607
                                 (360) 604-8600

                                 With a copy to:

                               Henry Lesser, Esq.
                                DLA Piper US LLP
                             2000 University Avenue
                            East Palo Alto, CA 94303
                                 (650) 833-2000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 8, 2008
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box | |.

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      The D3 Family Fund, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

   NUMBER OF        593,762 Common shares (2.1%)
    SHARES     -----------------------------------------------------------------
 BENEFICIALLY  8    SHARED VOTING POWER
   OWNED BY
     EACH           0
   REPORTING   -----------------------------------------------------------------
    PERSON     9    SOLE DISPOSITIVE POWER
     WITH
                    593,762
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      For the reporting person listed on this page, 593,762; for all reporting persons as a group, 3,562,927 shares (12.8%)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)
                                                                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      The DIII Offshore Fund, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Bahamas
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

   NUMBER OF        814,414 common shares (2.9%)
    SHARES     -----------------------------------------------------------------
 BENEFICIALLY  8    SHARED VOTING POWER
   OWNED BY
     EACH           0
   REPORTING   -----------------------------------------------------------------
    PERSON     9    SOLE DISPOSITIVE POWER
     WITH
                    814,414
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      For the reporting person listed on this page, 814,414; for all reporting persons as a group, 3,562,927 shares (12.8%)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)
                                                                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      The D3 Family Bulldog Fund, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

   NUMBER OF        2,048,708 common shares (7.4%)
    SHARES     -----------------------------------------------------------------
 BENEFICIALLY  8    SHARED VOTING POWER
   OWNED BY
     EACH           0
   REPORTING   -----------------------------------------------------------------
    PERSON     9    SOLE DISPOSITIVE POWER
     WITH
                    2,048,708
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      For the reporting person listed on this page, 2,048,708; for all reporting persons as a group, 3,562,927 shares (12.8%)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)
                                                                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      The D3 Family Canadian Fund, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

   NUMBER OF        106,043 common shares (0.4%)
    SHARES     -----------------------------------------------------------------
 BENEFICIALLY  8    SHARED VOTING POWER
   OWNED BY
     EACH           0
   REPORTING   -----------------------------------------------------------------
    PERSON     9    SOLE DISPOSITIVE POWER
     WITH
                    106,043
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      For the reporting person listed on this page, 106,043 shares; for all reporting persons as a group, 3,562,927 shares (12.8%)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)
                                                                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Nierenberg Investment Management Company, Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

   NUMBER OF        0
    SHARES     -----------------------------------------------------------------
 BENEFICIALLY  8    SHARED VOTING POWER
   OWNED BY
     EACH           3,562,927 shares (12.8%)
   REPORTING   -----------------------------------------------------------------
    PERSON     9    SOLE DISPOSITIVE POWER
     WITH
                    0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    3,562,927 shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      For the reporting person listed on this page, 3,562,927; for all reporting persons as a group, 3,562,927 shares (12.8%)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)
                                                                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Nierenberg Investment Management Offshore, Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Bahamas
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

   NUMBER OF        0
    SHARES     -----------------------------------------------------------------
 BENEFICIALLY  8    SHARED VOTING POWER
   OWNED BY
     EACH           814,414 common shares (2.8%)
   REPORTING   -----------------------------------------------------------------
    PERSON     9    SOLE DISPOSITIVE POWER
     WITH
                    0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    814,414 common shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      For the reporting person listed on this page, 814,414; for all reporting persons as a group, 3,562,927 shares (12.8%)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)
                                                                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      CO
--------------------------------------------------------------------------------

This Amendment No. 9 to Schedule 13D (this "Amendment") amends the below-indicated items from the Schedule 13D previously filed by or on behalf of the undersigned parties (the "Reporting Persons") (the "Schedule 13D"), by supplementing such Items with the information below:

Item 2.  Identity and Background

         The Reporting Persons now include The D3 Family Canadian Fund, L.P., a Washington State limited partnership ("D3 Family Canadian Fund") of which Nierenberg Investment Management Company, Inc, a Reporting Person, is the general partner.

Item 3.  Source and Amount of Funds or Other Consideration

         The source of funds for purchases of by the D3 Family Canadian Fund, L.P. is the working capital of the Fund. The total amount of funds used by the Reporting Persons to pay for the purchases of Shares reported in Item 5(c) was $1,281,139.79.

Item 4.  Purpose of Transaction

         The Reporting Persons hold their Shares for investment. The Reporting Persons reserve the right to change their internal evaluation of this investment in the future, as well as to increase or decrease their investment depending on their evaluation, and to discuss the company and their investment in it with the directors and executive officers of the company and third parties, without further amending the Schedule 13D except as required by applicable rules.

Item 5.  Interest in Securities of the Issuer

         (a, b) The Reporting Persons, in the aggregate, beneficially own 3,562,927 common shares, constituting approximately 12.8% of the outstanding shares.

         (c) During the past sixty (60) days, the following purchases of Shares were made by the Reporting Persons in open market transactions:


    Fund                               Trade Date        Quantity         Price
    ----                               ----------        --------         -----
    D3 Family Canadian Fund, LP         11/9/2007         34,546          19.47
    D3 Family Canadian Fund, LP        11/21/2007          1,000          19.49
    D3 Family Canadian Fund, LP        11/26/2007          7,500          18.83
    D3 Family Canadian Fund, LP        01/04/2008            200          18.63
    D3 Family Canadian Fund, LP        01/07/2008          5,500          18.70
    D3 Family Canadian Fund, LP        01/08/2008         18,797          18.10


Item 7.  Material to be filed as Exhibits

         Exhibit 1 to this Schedule 13D is the Joint Filing Agreement among the Reporting Persons dated August 3, 2007 pursuant to which all of the Reporting Persons have authorized the filing of Schedule 13D's and amendments thereto as a group.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

                                  D3 Family Fund, L.P., D3 Family Bulldog
                                  Fund, L.P., and D3 Family Canadian Fund, L.P.

                                  By:  Nierenberg Investment Management
                                       Company, Inc.

                                  Its: General Partner

January 11, 2008                  By:  /s/ David Nierenberg
---------------------             -------------------------------------------
                                           David Nierenberg, President


                                  DIII Offshore Fund, L.P.

                                  By:  Nierenberg Investment Management
                                       Offshore, Inc.

                                  Its: General Partner

January 11, 2008                  By:  /s/ David Nierenberg
---------------------             -------------------------------------------
                                           David Nierenberg, President


                                  Nierenberg Investment Management
                                       Company, Inc.

January 11, 2008                  By:  /s/ David Nierenberg
---------------------             -------------------------------------------
                                       David Nierenberg, President


                                  Nierenberg Investment Management
                                       Offshore, Inc.

January 11, 2008                  By:  /s/ David Nierenberg
---------------------             -------------------------------------------
                                       David Nierenberg, President